WRITER’S DIRECT DIAL

(415) 984-8989

January 29, 2013	WRITER’S E-MAIL ADDRESS
kberney@omm.com

VIA EDGAR

Kathleen Collins

Melissa Feider

Ivan Griswold

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington D.C. 20549

Re:	iSoftStone Holdings Limited
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 27, 2012
Form 6-K Filed November 19, 2012
File No. 001-34989

Dear Sirs and Madams:

On behalf of iSoftStone Holdings Limited (the “Company”), we refer to our discussion in connection with our responses to your comment letter dated January 9, 2013 and confirm that the Company will file the response letter on or prior to February 6, 2013, which is 10 business days from January 23, 2013 (the original deadline).

Sincerely,

/s/ Kurt Berney
Kurt Berney of O’MELVENY & MYERS LLP

Licensed	foreign lawyers only
†	In association with Tumbuan & Partners